TYLER
RESOURCES INC.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX



March 20, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA



Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
<u>News Release Dated March 20, 2002</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

B. O'Neill

Barbara O'Neill



dw 4/8

# TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

**CDNX SYMBOL: TYS** **NEWS FOR RELEASE: March 20, 2002**
**NEWS RELEASE: 02-05**

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.269-6753**
Web: http://www.tylerresources.com

## Crystal Property

CALGARY, ALBERTA—**TYLER RESOURCES INC. (TYS-CDNX)** is pleased to announce that **Navigator Exploration Corp. (NVR-CDNX)** has entered into an Option Agreement with **Wheaton River Minerals Ltd. (WRM-TSE )**, whereby Wheaton may acquire up to 50% of Navigator's option to acquire a 50% interest in the Crystal Diamond Property in Northwest Territories. The Crystal Property is located 60 km south of Lac de Gras, in the heart of the Slave Craton where several economic diamond deposits have been discovered in recent years.

The Crystal Property is subject to an option agreement between Navigator and Tyler, under which Navigator has the exclusive right and option (the "First Option") to earn up to a 50% interest in the property by incurring exploration expenditures totalling $1,750,000 before December 31, 2002 and a second right and option to earn up to a 70% interest in the property by incurring aggregate exploration expenditures totalling $5,250,000 before January 31, 2007. Wheaton may earn up to 50% of Navigator's interest in the First Option (i.e. on exercise of the First Option a 25% interest in the property) by incurring expenditures totalling $300,000 before May 10, 2002 and advancing Navigator $575,000 by June 15, 2002. After exercising the First Option, Wheaton's interest in the First Option may be converted into shares of Navigator.

Navigator is operator of the Crystal Project and intends to conduct a drilling program on the property, commencing within the next two weeks. A total of five priority geophysical anomalies that were modeled as near-vertical, discrete pipe-like features have been selected for drill testing before the end of April, 2002. Navigator and Tyler are very pleased to be working with Wheaton River to advance exploration efforts on the Crystal Property in 2002. The agreement with Wheaton is subject to CDNX approval.

"Jean Pierre Jutras"

Jean Pierre Jutras
President



No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

File No. 82-3881

# TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

**CDNX SYMBOL: TYS**
**NEWS RELEASE: 02-05**

**NEWS FOR RELEASE: March 20, 2002**

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.269-6753**
**Web: http://www.tylerresources.com**

## Crystal Property

CALGARY, ALBERTA—**TYLER RESOURCES INC. (TYS-CDNX)** is pleased to announce that **Navigator Exploration Corp. (NVR-CDNX)** has entered into an Option Agreement with **Wheaton River Minerals Ltd. (WRM-TSE )**, whereby Wheaton may acquire up to 50% of Navigator's option to acquire a 50% interest in the Crystal Diamond Property in Northwest Territories. The Crystal Property is located 60 km south of Lac de Gras, in the heart of the Slave Craton where several economic diamond deposits have been discovered in recent years.

The Crystal Property is subject to an option agreement between Navigator and Tyler, under which Navigator has the exclusive right and option (the "First Option") to earn up to a 50% interest in the property by incurring exploration expenditures totalling $1,750,000 before December 31, 2002 and a second right and option to earn up to a 70% interest in the property by incurring aggregate exploration expenditures totalling $5,250,000 before January 31, 2007. Wheaton may earn up to 50% of Navigator's interest in the First Option (i.e. on exercise of the First Option a 25% interest in the property) by incurring expenditures totalling $300,000 before May 10, 2002 and advancing Navigator $575,000 by June 15, 2002. After exercising the First Option, Wheaton's interest in the First Option may be converted into shares of Navigator.

Navigator is operator of the Crystal Project and intends to conduct a drilling program on the property, commencing within the next two weeks. A total of five priority geophysical anomalies that were modeled as near-vertical, discrete pipe-like features have been selected for drill testing before the end of April, 2002. Navigator and Tyler are very pleased to be working with Wheaton River to advance exploration efforts on the Crystal Property in 2002. The agreement with Wheaton is subject to CDNX approval.

"Jean Pierre Jutras"

Jean Pierre Jutras
President



No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

82-3881

# TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

**CDNX SYMBOL: TYS** **NEWS FOR RELEASE: March 20, 2002**
**NEWS RELEASE: 02-05**

For Further Information Contact: **Jean Pierre Jutras or Regan Chernish at 1.403.269-6753**
**Web: http://www.tylerresources.com**

## Crystal Property

CALGARY, ALBERTA—**TYLER RESOURCES INC. (TYS-CDNX)** is pleased to announce that **Navigator Exploration Corp. (NVR-CDNX)** has entered into an Option Agreement with **Wheaton River Minerals Ltd. (WRM-TSE )**, whereby Wheaton may acquire up to 50% of Navigator's option to acquire a 50% interest in the Crystal Diamond Property in Northwest Territories. The Crystal Property is located 60 km south of Lac de Gras, in the heart of the Slave Craton where several economic diamond deposits have been discovered in recent years.

The Crystal Property is subject to an option agreement between Navigator and Tyler, under which Navigator has the exclusive right and option (the "First Option") to earn up to a 50% interest in the property by incurring exploration expenditures totalling $1,750,000 before December 31, 2002 and a second right and option to earn up to a 70% interest in the property by incurring aggregate exploration expenditures totalling $5,250,000 before January 31, 2007. Wheaton may earn up to 50% of Navigator's interest in the First Option (i.e. on exercise of the First Option a 25% interest in the property) by incurring expenditures totalling $300,000 before May 10, 2002 and advancing Navigator $575,000 by June 15, 2002. After exercising the First Option, Wheaton's interest in the First Option may be converted into shares of Navigator.

Navigator is operator of the Crystal Project and intends to conduct a drilling program on the property, commencing within the next two weeks. A total of five priority geophysical anomalies that were modeled as near-vertical, discrete pipe-like features have been selected for drill testing before the end of April, 2002. Navigator and Tyler are very pleased to be working with Wheaton River to advance exploration efforts on the Crystal Property in 2002. The agreement with Wheaton is subject to CDNX approval.

"Jean Pierre Jutras"

Jean Pierre Jutras
President